MAXIMUS

11419 Sunset Hills Road

Reston VA 20190

United States Securities and Exchange Commission

Division of Corporate Finance — Mail Stop 3010

Washington DC 20549

Dear Ms. Monick,

In response to your letter of April 5, 2010, our responses are below.

In addition, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations:

We note your disclosure in this section and earlier in the business section on page 11 regarding your revenue backlog.  Please tell us how the company’s significant amount of backlog impacts its results of operations and liquidity.  Please also include this disclosure in future filings.

At September 30, 2009, we estimated that we had approximately $1.8 billion of revenue in backlog.  Backlog represents an estimate of the future revenue from existing signed contracts and revenue from contracts that have been awarded, but not yet signed.  Our backlog estimate includes revenue expected under the current terms of executed contracts and revenue from contracts in which the scope and duration of the services required are not definite but estimable (such as performance-based contracts), but does not assume any contract renewals, extensions or option periods.

Increases in backlog result from the awarding of new contracts or extension or renewal of existing contracts and option periods.  Reductions come from fulfilling contracts and early termination of contracts. Increases and decreases can follow from changes in estimates.

Our contracts typically include provisions permitting government customers the right to terminate the contract at short notice, with or without cause.

Of the balance at September 30, 2009, the Company anticipates recognizing 41% of this balance during fiscal 2010.

With the divestiture of the Systems businesses, the greater part of the Company’s activities are now driven by the Company’s Operations Segment.  Contracts within this segment are typically longer than those of the Consulting Segment or the divested businesses as business process outsourcing agreements typically cover a number of years.  At September 30, 2009, approximately 95% of the Company’s backlog relates to the Operations Segment.  This balance has increased to $1.7 billion from $1.2 billion at September 30, 2008, with the increase being principally due to significant new contracts in Australia and the United Kingdom.  The Company expects approximately 41% of the backlog balance to be recognized in fiscal 2010 and expects backlog, in addition to anticipated option period renewals, to represent 93% of estimated 2010 revenues.

Revenue, operating income and cash flows have become more predictable as a result of the growth of the Operations Segment.

We shall update this information in future filings.

Note 9, Credit Facilities.

We note your disclosure of performance bond commitments.  Please describe the general nature and key terms of these commitments.

Certain contracts require us to provide a surety bond as a guarantee of performance.

As of September 30, 2009, we had approximately $71.1 million of surety bonds outstanding.

These bonds are typically renewed annually and remain in place until the contractual obligations have been satisfied.

Although the triggering events vary from contract to contract, in general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote.

Note 13, Shareholders’ Equity

We note you corrected an error related to stock-based compensation expense.  Please tell us how you have complied with ASC 250.

In correcting an error to our 2006 and 2007 financial statements in 2008, management considered the effect of the adjustment on the financial results for 2006, 2007 and 2008, as well as the effect of the adjustment on the trend of earnings and other factors.

In performing this evaluation, management concluded that the identified error was not material to any of the periods affected.

That evaluation included consideration of the guidance related to materiality included in ASC 250-10-S99 (SAB Topic 1.M).  In conjunction with that guidance, we considered both the quantitative and qualitative factors in concluding that the amounts are not material.

Quantatively, we considered the following:

•                  The adjustments for each individual year and in total do not exceed 0.2% of revenues.

•                  During the years in which the stock-based compensation adjustment occurred, management and industry analysts adjusted income for certain unusual and infrequently occurring items.  Under the Texas HHSC contract, MAXIMUS served as the subcontractor to Accenture.  This contract generated large losses and a write-off of deferred contract costs.  In addition, the Accenture subcontract was a major driver to the legal and settlement expense, along with two other non-recurring and unusual items.  Management considers this adjusted net income to be a more appropriate basis for measuring materiality.  The table below provides the adjusted net income for those years.  The stock based compensation was not material relative to each of the years in question after adjusting for these unusual items.

•                  Prior to 2006, the Company had not recorded a loss as a public company and had recorded net income in excess of $35 million in each of the five fiscal years prior to 2006.  Based upon this total, the effect of correcting this error would not have materially affected the results of operations in those years.  Similarly, the Company has returned to its previous levels of profitability in fiscal 2009 and beyond.  The stock expense error as a percentage of historical results would also not be material.

Table of MAXIMUS selected data 2004-2009

amounts in 000s - tax effected	2004	2005	2006	2007	2008	2009

Revenue	603,774	647,538	700,894	738,646	745,133	717,299

Net income (loss)	38,774	36,069	2,460	(8,255)	6,677	46,540
Losses recorded on Texas contract	—	—	29,887	15,246	—	—
Legal and settlement expenses (recovery)		—	5,683	26,885	23,207	(4,271)
Deferred contract cost write-off	—	—	10,351	—	—	—
Goodwill impairment	—	—	—	—	4,598	—
Gain on sale of building	—	—	—	—	(2,382)	—
Net income adjusted for unusual items	38,774	36,069	48,381	33,876	32,100	42,269

Adjustment to stock based compensation			(638)	(679)	1,317

Adjustment as a percentage of revenue			0.1%	0.1%	0.2%
Adjustment as a percentage of net income adjusted for unusual items			1.3%	2.0%	4.1%

As part of the qualitative analysis, we considered the following:

•                  The misstatement does not significantly change, or mask, changes in earnings or other trends.

•                  Analysts historically review results adjusted for certain items discussed above and the misstatements would not impact their assessments.  Also, the amounts misstated are non-cash stock compensation.

•                  The misstatement would not move the Company between income or loss in any periods affected.

•                  The misstatement does not affect any compliance matters, including compliance with debt covenants.

•                  The misstatements do not affect management compensation.

•                  The misstatements do not represent any unlawful or fraudulent transactions.

Upon our conclusion that the amounts were not material, we considered the guidance of ASC 250-10-S99-3 related to immaterial adjustments.  The example in SAB Topic 5.F. states that, if an accounting change does not have a material impact in the financial statements, the cumulative effect of the change should be included in the income statement for the period in which the change is made.  In accordance with that guidance, the full amount of the change is reflected in the period in which it was made.

Finally, we note that the errors and their correction were appropriately disclosed in the footnotes to our financial statements allowing the user of the statements transparency into our operating results.

Note 14, Commitments and Contingencies

In connection with the Texas Health and Human Services Commission (“HHSC”) settlement, you agreed to provide future services to HHSC valued at $10 million.  Please tell us how you accounted for this portion of the settlement.  Within your response, reference the authoritative accounting literature management relied upon.

During 2006 and 2007, the Company was a subcontractor to Accenture on a contract to provide certain integrated eligibility and related support services to the State of Texas Health and Human Services Commission (HHSC).  During the term of the contract, certain performance issues arose and ultimately resulted in the termination of the contract between HHSC and Accenture.  Subsequently, MAXIMUS filed arbitration claims against Accenture, and Accenture filed counter-claims against MAXIMUS related to the Company’s performance on the subcontract.

On December 12, 2008, the Company entered into a three-way settlement agreement with Accenture and HHSC to settle the arbitration and claims among the three parties.  The settlement agreement required MAXIMUS to pay a total of $40 million in cash to Accenture and HHSC and to provide $10 million in “Future Services” to be provided to HHSC.

The settlement agreement provided the following:

MAXIMUS shall pay HHSC with services or service credits in an amount not to exceed Ten Million Dollars ($10,000,000) at rates which are approved by HHSC and as agreed to by HHSC and MAXIMUS in writing to be signed within 180 calendar days of the Closing Date (the “Future Services”).  If MAXIMUS and HHSC fail to reach written agreement regarding the Future Services, or if HHSC does not exhaust the service credits comprising Future Services by August 31, 2014, MAXIMUS will pay HHSC the remaining unused value of the Future Services in cash or credit HHSC an equivalent sum against any contracts with HHSC then in effect.

In conjunction with this settlement, the Company recorded a pre-tax charge of $37.5 million in legal and settlement expense relating to the HHSC settlement, representing the $40 million of cash payments and the fair value of the $10 million of future services, offset by the reimbursement of $12.5 million from our insurance carrier.

The portion of the settlement related to the Future Services was recognized at its fair value.  The Company considered the guidance in ASC 845-10 Nonmonetary Transactions, in arriving at this conclusion.  In particular, ASC 845-10 requires that “the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved.”  While management considered the exceptions to the fair value requirements in ASC 845-10, we concluded that the $10 million represented the fair value of the Future Services as the terms of the settlement agreement enforce this concept.  By refusing to agree to the terms of the Future Services, either party could enforce payment of the $10 million in cash.  HHSC would not accept services with a value less than $10 million as they could enforce payment in cash.  Further, MAXIMUS would not agree to provide services with a value in excess of $10 million, as the Company has no obligation to do so and could, if required, settle the balance in cash.

The balance was recorded as a short-term liability.  MAXIMUS notes that monthly billings to the State of Texas exceed the $10 million balance and, accordingly, the balance could be utilized immediately if the state chose to apply it against their current obligations.  The corresponding expense related to the $10 million of services was recorded in legal and settlement expense, as were the cash payments made relating to the settlement.

Proxy Statement of Form 14A

We note your references to pre-codification GAAP in the footnotes.  In future filings, please reference the new Accounting Standards Codification.

We acknowledge this omission and will reflect this in future filings.

Sincerely

/s/ David N. Walker

David N. Walker
Chief Financial Officer